UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Franklin Credit Holding Corporation

File No. 000-17771 - CF# 25434

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Franklin Credit Holding Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 22, 2010, as amended with fewer redactions by a Form 8-K/A filed on September 20, 2010.

Based on representations Franklin Credit Holding Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or information contained in personnel and medical and similar files that if disclosed would constitute an unwarranted invasion of personal privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3 to Form 8-K/A   through July 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel